Exhibit 99.1

NorZinc Reports Results for First Quarter 2019

NZC-TSX
NORZF-OTCQB

VANCOUVER, May 13, 2019 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) ("NorZinc" or "the Company") reports its interim financial results and development activities for the first quarter ended March 31, 2019. ("Q1 2019"). (All amounts are in Canadian dollars unless otherwise stated. M = million).

Q1 2019 Results & Recent Highlights

  Financial and Corporate
    Hired Prairie Creek Project Manager (Apr)
    Engaged Cliveden Trading AG to provide concentrate marketing support (Apr)
    New Board member and Chair Proposed (May)
    Cash at March 31, 2019 - $6.5 million (Mar)
    Loss for Q1 2019 - $2.6 million (Mar)
  Prairie Creek - Permitting and Indigenous Groups
    Traditional Lands Use Agreement for ASR signed (Jan)
    Post-EA information package filed for All Season Road (ASR) (Feb)
    ASR advances to Permit drafting stage (Mar)
    ASR Initial comments received (Apr)

Summary

The Company's activities are primarily focussed on the completion of permitting and ultimate development of the Prairie Creek zinc-lead-silver mine in the Canada's Northwest Territories. The Prairie Creek mine has previously received operating permits in 2013 based upon a winter road access to the mine, but recent development planning has been based on all season access to the mine.  The Company is in the latter stages of the permitting process for the All Season Road ("ASR") with the current timeline indicating permit receipt in late Q3 2019 based on the schedule provided by the regulators.

The development of the mine, subject to the above permit receipt and full financing, is planned to commence in Q1 2020 with construction of phase 1 of the ASR and with limited site activities during 2020, followed by the main construction and development activities during 2021 and 2022, culminating in completion of the ASR and site development, and commencement of operations in the latter part of 2022. The Company has been considering multiple development financing opportunities and currently anticipates financing the 2020 activities from non-bank sources with the main development funding from the latter part of 2020 expected to be sourced largely from the debt markets as equity markets for junior base metal companies are currently at recent historic lows.

Since January 1, 2019 the Company has made significant advances towards the successful development of the Prairie Creek mine.

  In January the company signed a Traditional Land Use Agreement with Nah?a Dehe Dene Band ("NDDB") and is currently progressing toward the signing of a Road Benefit Agreement with Łíídlįį Kų́ę́ First Nation ("LKFN") and an Environmental Management Agreement with NDDB and LKFN.
  In February the company submitted its final Post-EA Information Package to the regulators and received the initial comments from the official reviewer organizations in April. Various extensions have been requested and granted but all are within the timeline previously provided by the regulators.
  In April, after an extensive search, the Company announced the hiring of its Project Manager for the development of the Prairie Creek mine and anticipates hiring additional key development personnel throughout 2019.
  In May the Company announced changes to its board of directors to prepare the Company for its next phase of development. The Company anticipates further changes in 2019.
  Since January, the Company has undertaken a number of initiatives to advance the financing of the development of the Prairie Creek Mine and contemplates making various announcements during 2019 as these processes develop.

All Season Road - Regulatory Approval

The Environmental Assessment ("EA") of the ASR was completed in 2018. With the Company's submission of the requested Post-EA Information Package in February 2019, subsequently deemed complete in March 2019, the ASR permit has now entered the final permitting stage jointly with the Mackenzie Valley Land and Water Board ("Water Board") and Parks Canada (jointly "MVLWB & Parks"). Comments from registered reviewers on the Post-EA Information Package were received April 25, 2019, to which the Company is responding to by May 15, 2019. A permit is expected, based on the draft schedule provided by the regulators, to be received in late Q3 2019. The permit is expected to incorporate the recommended mitigation measures included in the EA Report and will require additional reclamation security deposits yet to be determined and not included in the 2017 FS.

The construction schedule of the ASR requires an initial Phase 1 winter road be established in order to gain initial access to the project site and, at the same time, provide required geotechnical data to finalize the ASR route design. Due to local terrain challenges, small sections of the Phase 1 road would be constructed using non-typical methods of winter roads. The ASR will follow the general alignment of the previously permitted winter road, while reflecting the terrain, site characteristics, and road specifications suitable and preferred for an all season road.

Indigenous Agreements

NDDB of Nahanni Butte is the nearest community to the Prairie Creek Mine, located approximately 90 kilometres southeast of the mine site. The mine site and route of the ASR are within NDDB's Traditional Territory. LKFN of Fort Simpson are the largest community within the Dehcho Region. Fort Simpson is located about 185 kilometres east of the mine site. In 2011, the Company signed an Impact Benefit Agreement with the NDDB (the "Nahanni IBA"), and subsequently signed a similar agreement with the LKFN (the "LKFN IBA") for the development of the Prairie Creek Mine, which contemplated access to the mine via a winter road only. In both agreements, NDDB and LKFN agreed to support the Company in obtaining all necessary permits and other regulatory approvals required for the Prairie Creek Mine Project. Recognizing the ASR may have additional potential impacts and effects on both groups as compared to a winter-only road, the Company initiated additional consultation discussions and negotiations with both groups involving supplemental agreements. As a result of the negotiations, in January 2019, the Company signed a Traditional Land Use Agreement ("TLUA") with the NDDB for the construction and operation of the ASR.

The Company is also finalizing negotiations for a Road Benefit Agreement ("RBA") with the LKFN. As part of the EA Report engagement, the NDDB and LKFN entered into an agreement with the Company which provides for the negotiation of an Environmental Management Agreement ("EMA"). The EMA is intended to be a formal mechanism, tested in other projects, to, in addition to regulatory instruments, provide for Indigenous participation in environmental management, and to ensure that the mitigative measures and environmental protection commitments in the EA Report are appropriately implemented. It will also involve Dene participation in the environmental management of the ASR, a cornerstone of which is a Dene-led independent monitoring program. The EMA agreement will also provide for Dene communities' review, participation and oversight of environmental monitoring of the ASR during permitting, design, construction, operation and closure phases, and the implementation of the mitigation measures contained in the EA Report.

The Dene communities and the Company intend the EMA to provide for a consultative and cooperative approach to environmental management of the ASR that will establish the appropriate responsibilities of the NDDB, LKFN and the Company in the development, project design, ongoing review and monitoring, as well as modification of follow-up programs to mitigate potential effects on the environment and to provide transparency and oversight to local communities.

These aforementioned agreements, both completed and near completion, provide assurance the Prairie Creek Mine has strong local Aboriginal support as the ASR moves through the final stage of permitting.

Timing

NorZinc plans to construct the ASR over parts of three calendar years, initially in Phase 1 (2020) as a winter road and in Phase 2 (2021-2022) installing bridges, culverts and surfacing the road. Prior to each phase of construction activity, the Company plans to complete further field investigations and site plans and award construction contracts. During Phase 1 the Company plans to undertake geotechnical work on the ASR route to determine final ASR design and Phase 2 bidding parameters. Dependent on the permitting and financing timeline, construction of the ASR is planned to commence from a winter road in early 2020 and continue into 2022, in parallel with continuous and ongoing site construction and project development.

Financing Initiatives

The Company continues to assess various options for financing the development of Prairie Creek, these include alternative project financing, discussions with strategic investors, governmental supported funding, leases and other financing mechanisms. The Company has since mid-2018 broadened its assessment of financing opportunities, including working with the Indigenous communities and various levels of government to source financing that could support the ASR construction which entirely traverses Dene traditional territory.

The Company has been working with HCF International Advisers as financial advisers since late 2016 to facilitate the raising of project debt financing of up to 70% of the capital expenditures required for the Prairie Creek Mine. The market for project lending is currently reasonably strong, however, as described below, equity markets for junior base metal companies are currently at recent historic lows.

Marketing

The Company has retained Cliveden Trading AG to advise on current and future market conditions for zinc and lead concentrates. NorZinc has signed non-binding Memorandum of Understanding ("MOU") with each of Korea Zinc Company ("Korea Zinc") and Boliden Commercial AB ("Boliden") for the sale of the Company's planned zinc concentrate production (and with Korea Zinc for planned lead concentrate production) confirming the marketability of both concentrates. The planned zinc concentrate production will contain, to varying degrees, relatively high levels of mercury. Since signing the MOUs almost three years ago, more concentrates with elevated levels of mercury are being produced and processed, laws around the world for mercury production continue to change, and technology regarding the safe removal of mercury has improved. The Boliden MOU was to expire on December 31, 2018 and has been extended to June 30, 2019. The Company is continuing discussions with Boliden on the further extension and possible addition of lead concentrate to the Boliden MOU.

Newfoundland Properties

The Company holds four, high-grade zinc-lead-copper-gold-silver volcanogenic massive sulphide ("VMS") deposits consisting of Lemarchant, Boomerang-Domino, Long Lake and Tulks East. Three of these have resource estimates and Tulks East has a historical resource. Plans for 2019 include:

  Reduce land holdings and maintain the core land position that includes:
    3 base metal deposits having National Instrument (NI) 43-101 compliant resource estimates; and
    the Tulks East historic base metal resource.
  Advance specific economic and structural studies on the Lemarchant deposit.
  Consider optioning out key land holdings with high gold exploration potential.

Since acquiring the Newfoundland assets, the Company has completed 47,000 metres of drilling on its properties and increased indicated resources by almost 40%. The Company's exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

Financial Results for the First Quarter of 2019

For the three months ended March 31, 2019, the Company reported a net loss and comprehensive loss of $2,601,000 compared to a net loss and comprehensive loss of $1,831,000 for the three months ended March 31, 2018.

Liquidity

At March 31, 2019, the Company had a positive working capital balance of $6,001,000 which included cash and cash equivalents of $6,459,000 and short-term investments of $38,000. At December 31, 2018, the Company had cash and cash equivalents of $9,253,000, short-term investments of $32,000 and a positive working capital balance of $8,327,000.

Outlook and Factors Affecting Performance

NorZinc's focus for 2019 is to continue the development of the Prairie Creek Project and advance the Prairie Creek Mine towards production.

The business of mining for minerals involves a high degree of risk. NorZinc is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital, exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and metal price volatility; all of which are uncertain.

In particular, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration and development activities on the Company's properties, maintain capacity and satisfy contractual obligations. Accordingly, the Company's future performance will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of metals, exploration and development risks and the other factors described in the section entitled "Risk Factors" in this MD&A and the Company's most recent AIF.

At March 31, 2019, the Company had cash and cash equivalents and short-term investments totaling $6.5 million and a working capital balance of $6.0 million. The long-term price outlook for zinc and lead remains positive. Supported by the robust economics indicated by the 2017 FS, NorZinc will continue to pursue all alternatives for raising the senior financing necessary to complete the development and construction of the Prairie Creek Mine.

At the Prairie Creek Mine Site, further de-risking programs are planned in 2019 and include detailed engineering and design of the mine facilities, assessment of, and proposals for, rehabilitation of certain site facilities in anticipation of construction, including site cranes, accommodation, the mill roof and some electrical facilities. The Company will be considering refurbishment of some of those items in the 2019 summer season, prior to main construction activities planned for 2020.

On the permitting and environmental side, the Company received a positive recommendation of the EA Report by the Responsible Ministers in October 2018 and has now moved from the EA process to the permitting phase for the issue of the land use permits for the ASR by the MVLWB & Parks. The regulatory phase is expected, based on the schedule provided by the regulators, to be completed in the third quarter of 2019.

The Company concluded an important TLUA agreement with NDDB and is negotiating the RBA agreement with LKFN, all the while continuing engagement with both Indigenous groups on the implementation of various mitigation measures recommended by the Review Board in the EA Report of the ASR to seek agreement on the incorporation of Dene traditional knowledge and the inclusion of both Indigenous groups in environmental monitoring.

The Company is assessing various options for financing the development of Prairie Creek, these include alternative project financing, discussions with strategic investors, governmental supported funding, leases and other financing mechanisms. These opportunities and the risks are described in more detail elsewhere in this MD&A.

About NorZinc

NorZinc is a TSX-listed mine development company trading under the symbol "NZC". The Company is developing its key project, the 100%-owned high grade zinc-lead-silver Prairie Creek Mine, located in the Northwest Territories. The Company also owns projects in Newfoundland that host several zinc-lead-copper-gold-silver deposits.

This news release should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements for the three months ended March 31, 2019 and the related management's discussion and analysis, which are available on the Company's website at www.norzinc.com, under the "Financials" section, or under the Company's profile on SEDAR at www.sedar.com.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001, don.macdonald@norzinc.com; Steve Dawson, VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com, E-mail: invest@norzinc.com, Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 07:00e 13-MAY-19